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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                             Yurie Systems, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   98871Q102
------------------------------------------------------------------------------
                                (CUSIP Number)

                           John J. McDonnell, Esq.
                        Secretary and General Counsel
                             Yurie Systems, Inc.
                           8301 Professional Place
                             Landover, MD 20785
                               (301) 352-4600

-----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  Copies to:

                            James H. Schropp, Esq.
                   Fried, Frank, Harris, Shriver & Jacobson
                  1001 Pennsylvania Avenue, N.W., Suite 800
                         Washington, D.C. 20004-2505
                                (202) 639-7120

                               April 27, 1998
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


----------------------------------            ----------------------------------
CUSIP NO.    98871Q102                           PAGE   2    OF     10    PAGES
           -------------                               ---         ----
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harry J. Carr

--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
             OO

--------------------------------------------------------------------------------
 5  CHECK IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEMS
    2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

--------------------------------------------------------------------------------
             7  SOLE VOTING POWER
 NUMBER OF      1,000,000
  SHARES
            --------------------------------------------------------------------
BENEFICIALLY 8  SHARED VOTING POWER
 OWNED BY       -0-
   EACH
            --------------------------------------------------------------------
 REPORTING   9  SOLE DISPOSITIVE POWER
  PERSON        1,000,000
   WITH
            --------------------------------------------------------------------
            10  SHARED DISPOSITIVE POWER
                -0-

--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000,000
--------------------------------------------------------------------------------
 12 CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (SEE
    INSTRUCTIONS)                                                           [ ]

--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 3.8% of the shares outstanding as of April 24, 1998

--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
--------------------------------------------------------------------------------

                            Exhibit Index on Page 10

                                  SCHEDULE 13D


----------------------------------            ----------------------------------
CUSIP NO.    98871Q102                           PAGE   3    OF     10    PAGES
           -------------                               ---         ----
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Jeong H. Kim

--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
             OO

--------------------------------------------------------------------------------
 5  CHECK IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEMS
    2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

--------------------------------------------------------------------------------
             7  SOLE VOTING POWER
 NUMBER OF      13,287,600*
  SHARES
            --------------------------------------------------------------------
BENEFICIALLY 8  SHARED VOTING POWER
 OWNED BY       -0-
   EACH
            --------------------------------------------------------------------
 REPORTING   9  SOLE DISPOSITIVE POWER
  PERSON        12,600,200*
   WITH
            --------------------------------------------------------------------
            10  SHARED DISPOSITIVE POWER
                687,400

--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    13,287,600*
--------------------------------------------------------------------------------
 12 CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (SEE
    INSTRUCTIONS)                                                           [ ]

--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 52.1% of the shares outstanding as of April 24, 1998

--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
--------------------------------------------------------------------------------

* Includes 200 shares of common stock owned by Mr. Kim's spouse, Cynthia Kim, as to which he disclaims beneficial ownership.


                            Exhibit Index on Page 10

                                   SCHEDULE 13D


----------------------------------            ----------------------------------
CUSIP NO.    98871Q102                           PAGE   4    OF     10    PAGES
           -------------                               ---         ----
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Kwok L. & Felice Li

--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
            OO

--------------------------------------------------------------------------------
 5  CHECK IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEMS
    2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

--------------------------------------------------------------------------------
             7  SOLE VOTING POWER
 NUMBER OF      3,170,000*
  SHARES
            --------------------------------------------------------------------
BENEFICIALLY 8  SHARED VOTING POWER
 OWNED BY       -0-
   EACH
            --------------------------------------------------------------------
 REPORTING   9  SOLE DISPOSITIVE POWER
  PERSON        3,170,000*
   WITH
            --------------------------------------------------------------------
            10  SHARED DISPOSITIVE POWER
                -0-

--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,170,000*
--------------------------------------------------------------------------------
 12 CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (SEE
    INSTRUCTIONS)                                                            [ ]

--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 12.4% of the shares outstanding as of April 24, 1998

--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
--------------------------------------------------------------------------------

* Includes 950,000 shares of common stock owned by Mr. Li's spouse, Felice Li, as to which Mr. Li disclaims beneficial ownership. Also, includes 2,200,000 shares of common stock held of record by Linsang Partners LLC, of which Mr. Li holds a controlling interest.


                            Exhibit Index on Page 10

                              SCHEDULE 13D


----------------------------------            ----------------------------------
CUSIP NO.    98871Q102                           PAGE   5    OF     10    PAGES
           -------------                               ---         ----
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Linsang Partners LLC

--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
            OO

--------------------------------------------------------------------------------
 5  CHECK IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEMS
    2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------
             7  SOLE VOTING POWER
 NUMBER OF      2,200,000
  SHARES
            --------------------------------------------------------------------
BENEFICIALLY 8  SHARED VOTING POWER
 OWNED BY       -0-
   EACH
            --------------------------------------------------------------------
 REPORTING   9  SOLE DISPOSITIVE POWER
  PERSON        2,200,000
   WITH
            --------------------------------------------------------------------
            10  SHARED DISPOSITIVE POWER
                -0-

--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,200,000
--------------------------------------------------------------------------------
 12 CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (SEE
    INSTRUCTIONS)                                                           [ ]

--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 8.7% of the shares outstanding as of April 24, 1998

--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    OO
--------------------------------------------------------------------------------

                            Exhibit Index on Page 10

----------------------------------            ----------------------------------
CUSIP NO.    98871Q102                           PAGE   6    OF     10    PAGES
           -------------                               ---         ----
----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Barton Y. Shigemura

--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
             OO

--------------------------------------------------------------------------------
 5  CHECK IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEMS
    2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

--------------------------------------------------------------------------------
             7  SOLE VOTING POWER
 NUMBER OF      996,000
  SHARES
            --------------------------------------------------------------------
BENEFICIALLY 8  SHARED VOTING POWER
 OWNED BY       -0-
   EACH
            --------------------------------------------------------------------
 REPORTING   9  SOLE DISPOSITIVE POWER
  PERSON        996,000
   WITH
            --------------------------------------------------------------------
            10  SHARED DISPOSITIVE POWER
                -0-

--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    996,000
--------------------------------------------------------------------------------
 12 CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (SEE
    INSTRUCTIONS)                                                           [ ]

--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 3.8% of the shares outstanding as of April 24, 1998

--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
--------------------------------------------------------------------------------


                           Exhibit Index on Page 10

ITEM 1.  SECURITY AND ISSUER

      This statement on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share, of the Yurie Systems, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 8301 Professional Place, Landover, MD 20785-2237.

ITEM 2.  IDENTITY AND BACKGROUND

      This Statement is being filed by Harry J. Carr, Jeong H. Kim, Kwok L. & Felice Li, Linsang Partners LLC ("Linsang") and Barton Y. Shigemura (each a "Reporting Person" and collectively "Reporting Persons"). The addresses of each of the Reporting Persons are incorporated herein by reference to Exhibit A of the Stockholders Agreement (the "Stockholders Agreement") among Lucent Technologies Inc., a Delaware corporation ("Parent"), Reindeer Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), the Reporting Persons, Cynthia Kim and Felice Li dated April 27, 1998, which is attached as Exhibit (1) to this Statement. Other than Linsang, each of the Reporting Persons is a citizen of the United States. Linsang is Delaware limited liability company of which Mr. Li holds a controlling interest and for which Mr. Li serves as the sole manager.

      Mr. Carr is the President, Chief Operating Officer and a Director of the Company. Mr. Kim is the Chief Executive Officer and Chairman of the Board of Directors of the Company. Mr. Li is the Chief Technology Officer and Vice Chairman of the Board of the Company and also serves as the Chairman of the Board of Directors of Splitrock Services, Inc., a Texas corporation that provides network communications services. Mr. Shigemura is Senior Vice President, Sales and Marketing and a Director of the Company.

      During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         N/A

ITEM 4.  PURPOSE OF TRANSACTION

         N/A

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) The aggregate number and percentage of Common Stock beneficially owned by each of the Reporting Persons is set forth in Items 11 and 12 of each of the preceeding cover pages. As a group, the Reporting Persons beneficially own 18,453,600 shares of Common Stock, representing 67.1% of the outstanding Common Stock as of April 24, 1998.

      (b) Subject to the Stockholders Agreement, each of the Reporting Persons has sole power to vote the full number of shares as set forth in Item 7 of each of the preceeding cover pages.

      (c) Other than Mr. Li, none of the Reporting Persons effected a transaction with respect to the Common Stock during the past sixty days. Mr. Li sold 125,000 shares of Common Stock on March 20, 1998 and 175,000 shares of Common Stock on March 23, 1998.


                               Page 7 of 10 Pages

                            Exhibit Index on Page 10

      (d) The Stockholders Agreement provides that the proceeds of certain shares of Common Stock owned by Mr. Kim will be paid to Mr. Brody, a party to an Equity Incentive Agreement between the Company, Dr. Kim and Kenneth D. Brody, dated July 1, 1996 (the "Brody Option"), which is attached hereto as Exhibit (2). The number of shares of Common Stock subject to the Brody Option is 687,400 (or less than 5% of the class).

      (e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Except as set forth below, none of the Reporting Persons has any contract, arrangement, understanding or relationship relating to the shares of Common Stock.

      Pursuant to the Stockholders Agreement, upon the occurrence of certain conditions set forth therein, each Reporting Person has agreed to tender to the Purchaser the shares of Common Stock that such Reporting Person owned as set forth in Exhibit A to the Stockholders Agreement (the "Subject Shares"), as well as any Subject Shares that they thereafter acquire, including upon the exercise of stock options. As discussed below, Dr. Kim's obligations under the Stockholders Agreement are subject to the Brody Option. Under the Stockholders Agreement, each Reporting Person also has granted an irrevocable proxy for the benefit of the Purchaser with respect to the Subject Shares to vote such Subject Shares in certain circumstances. All description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is attached hereto as Exhibit (1). The Stockholders Agreement is described more fully in Section 12 on pages 20 to 22 of the Offer to Purchase for Cash All Outstanding Shares of Common Stock of the Company dated April 30, 1998, previously filed on April 30, 1998 by the Parent and Purchaser as Exhibit (a)(1) to Schedule 14D-1 Tender Offer Statement and Schedule 13D.

      Pursuant to the Brody Option, Mr. Brody acquired an option to purchase 1,000,000 shares of Common Stock at an exercise price of $4.00 per share from Dr. Kim. The Brody Option became fully vested on June 3, 1997. To secure Dr. Kim's obligations to deliver shares of Common Stock to Mr. Brody upon exercise of the Brody Option, Dr. Kim granted Mr. Brody a security interest in all of the shares of Common Stock subject to the Brody Option. Mr. Brody may assign the Brody Option, in whole or in part, subject to the limitation that each assignee (with the exception of affiliates and family members) must be assigned a portion of the Brody Option covering at least 200,000 shares of Common Stock. The Brody Option is exercisable for a term of 20 years. Currently, 687,400 shares of Dr. Kim's holdings remain subject to the Brody Option. Thus, in accordance with the Stockholders Agreement, Dr. Kim is obligated to sell only 12,600,000 shares of Common Stock to the Purchaser.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


(1) Stockholders Agreement, dated as of April 27, 1998, among the Purchaser, Parent and the Stockholders.
(2) The Brody Option (incorporated by reference to Exhibit 10.8 of the Company's Registration Statement on Form S-1, filed November 7, 1996, as amended, No. 333-15759)
(3) Joint Filing Agreement dated May 7, 1998 among Harry J. Carr, Cynthia Kim, Jeong H. Kim, Felice Li, Kwok L. Li, Linsang Partners LLC and Barton Y. Shigemura
(4) Power of Attorney appointing James H. Schropp attorney-in-fact for Harry J. Carr
(5) Power of Attorney appointing James H. Schropp attorney-in-fact for Jeong H. Kim
(6)    Power of Attorney appointing James H. Schropp attorney-in-fact for
       Felice Li
(7)    Power of Attorney appointing James H. Schropp attorney-in-fact for Kwok
       L. Li
(8) Power of Attorney appointing James H. Schropp attorney-in-fact for Linsang Partners LLC
(9) Power of Attorney appointing James H. Schropp attorney-in-fact for Barton Y. Shigemura


                               Page 8 of 10 Pages

                            Exhibit Index on Page 10

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 7, 1998                     HARRY J. CARR

                                        By: /s/ JAMES H. SCHROPP
                                           -----------------------------
                                              Name:  James H. Schropp
                                              Title:  Attorney-in-Fact

Dated:  May 7, 1998                     JEONG H. KIM

                                        By: /s/ JAMES H. SCHROPP
                                           -----------------------------
                                              Name:  James H. Schropp
                                              Title:  Attorney-in-Fact

Dated:  May 7, 1998                     FELICE LI

                                        By: /s/ JAMES H. SCHROPP
                                           -----------------------------
                                              Name:  James H. Schropp
                                              Title:  Attorney-in-Fact

Dated:  May 7, 1998                     KWOK L. LI

                                        By: /s/ JAMES H. SCHROPP
                                           -----------------------------
                                              Name:  James H. Schropp
                                              Title:  Attorney-in-Fact

Dated:  May 7, 1998                     LINSANG PARTNERS LLC

                                        By: /s/ JAMES H. SCHROPP
                                           -----------------------------
                                              Name:  James H. Schropp
                                              Title:  Attorney-in-Fact

Dated:  May 7, 1998                     BARTON Y. SHIGEMURA

                                        By: /s/ JAMES H. SCHROPP
                                           -----------------------------
                                              Name:  James H. Schropp
                                              Title:  Attorney-in-Fact


                               Page 9 of 10 Pages

                            Exhibit Index on Page 10

                              INDEX TO EXHIBITS

Exhibit
  No.      Exhibit
  ---      -------
  (1)  Stockholders Agreement, dated as of April 27, 1998, among the
          Purchaser, Parent and the Stockholders
  (2)  The Brody Option (incorporated by reference to Exhibit 10.8 of the
          Company's Registration Statement on Form S-1, filed November 7,
          1996, as amended, No. 333-15759)
  (3)  Joint Filing Agreement dated May 7, 1998 among Harry J. Carr, Cynthia
          Kim, Jeong H. Kim, Felice Li, Kwok L. Li, Linsang Partners LLC and
          Barton Y. Shigemura
  (4)  Power of Attorney appointing James H. Schropp attorney-in-fact for
       Harry J. Carr
  (5)  Power of Attorney appointing James H. Schropp attorney-in-fact for
       Jeong H. Kim
  (6)  Power of Attorney appointing James H. Schropp attorney-in-fact for
       Felice Li
  (7)  Power of Attorney appointing James H. Schropp attorney-in-fact for Kwok
       L. Li
  (8)  Power of Attorney appointing James H. Schropp attorney-in-fact for
       Linsang Partners LLC
  (9)  Power of Attorney appointing James H. Schropp attorney-in-fact for
       Barton Y. Shigemura


                               Page 10 of 10 Pages

                            Exhibit Index on Page 10